
December 13, 2012

Pavlos Kanellopoulos
Chief Financial Officer
Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par La Ville Road
Hamilton HM JX Bermuda

> **Re:** **Excel Maritime Carriers Ltd.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 001-10137**

Dear Mr. Kanellopoulos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels, page 61

1. We note from your disclosure that the charter-free basic market value of your vessels is significantly lower than their carrying value at December 31, 2011. In order to present a balanced disclosure that highlights not just the potential impairment but also the trend of vessel values, please expand your disclosure with respect to the charter-free basic market values of your vessels to discuss such values on a comparative basis. In your response, please provide us with the disclosure you would have added to your 2011 Annual Report on Form 20-F had you presented such values on a comparative basis in that Annual Report.

Critical Accounting Policies

Impairment of Long Lived Assets, page 68

2. We note from the disclosure in the first risk factor on page 9 that charter rates have been extremely volatile over the past decade, and that this volatility, caused in part by economic conditions and surplus tanker capacity, has impacted vessel fair market value and may impact liquidity due to the fair value covenants on your existing credit facilities. We also note from your disclosure on page 69 that you base the charter hire rates for unfixed days on the 10-year trailing charter rates in your impairment analysis of vessels, as well as your acknowledgement that results of the impairment analysis are highly sensitive to variances in the time charter rates and fleet utilization rates. Please expand the sensitivity analysis currently presented on page 69 to include, by vessel class, the 10-year trailing rate used and the "break-even" charter rate assuming all other factors remained constant.

3. As a related matter, we note your disclosure at the bottom of page 69 that, should charter rates remain depressed for an extended period of time, you may be subject to further impairment charges. Please disclose, in tabular form by vessel class, the 1-year, 3-year, and 5-year trailing rates and the effect the use of each of these rates would have on your impairment analysis. Consider combining this disclosure with the disclosure of the break-even rate requested, above.

Liquidity and Capital Resources

Capital Structure

Compliance with Loan Covenants, page 78

4. Please tell us how market value of the vessels subject to the loan-to-value covenants is determined. Also, tell us whether or not the basic charter-free market values discussed on pages 61-63 are the same as the market values used for purposes of determining compliance with your loan covenants.

5. As a related matter, please revise the tabular disclosure on page 79 to include, as of the latest covenant measurement date, the actual loan-to-value calculation for each credit facility.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements or related matters. Please contact me with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief